Fortune Brands Innovations, Inc.
520 Lake Cook Road
Deerfield, IL 60015-5611
847-484-4400 TEL

May 12, 2023

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Heather Clark

Andrew Blume

Re:	Fortune Brands Innovations, Inc.

Form 10-K for the Year Ended December 31, 2022

Form 8-K furnished January 23, 2023

Form 8-K furnished February 16, 2023

Form 8-K furnished April 26, 2023

File No. 001-35166

Ladies and Gentlemen:

Fortune Brands Innovations, Inc. (the “Company”) respectfully submits the following response to the letter dated April 28, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced reports. For convenience, each of the Staff’s comments is repeated below, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2022, 2021 and 2020, page 25

1.

Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify in future filings, where possible, the extent to which each factor contributed to the overall change in that line item. As an example, we note that consolidated net sales in 2022 decreased due to a slower housing market in China, lower volumes, lower demand, higher sales incentives and unfavorable foreign exchange, yet only the unfavorable foreign exchange is quantified. Refer to Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350 for guidance.

Response:

We acknowledge the Staff’s comment, and confirm that in future filings the Company will quantify all factors that we believe materially impact changes in financial statement line items and are reasonably quantifiable.

In certain instances, the Company refers to factors that we do not believe are reasonably quantifiable. In most cases, this is due to the fact that multiple factors may have contributed to material changes in a line item. In these instances, the Company cites qualitative information that is based on management’s best judgement even though the information does not lend itself to quantification. For example, the Company does not account for sales incentives separately from rebates and other promotional pricing initiatives (some of which may be interrelated with unit volume) and therefore cannot reasonably quantify the impact of sales incentives. Instead, the Company evaluates pricing impacts qualitatively in an overall assessment of the Company’s performance. Similarly, the Company cannot reasonably quantify the amount of sales unit volume reduction that is due to inventory reductions by distribution channel partners as opposed to other impacts, because such categorization inherently requires certain assumptions about our partners’ purchasing behavior.

In future filings, the Company will continue to look for opportunities to provide quantitative information about material drivers, where possible. For example, in the Company’s discussion of consolidated net sales results in its Annual Report on Form 10-K for the year ended December 31, 2022, it could not quantify the amount of volume reduction that was attributable to slowing housing market activity, but it could quantify volume reductions in general:

Net sales decreased by $78.1 million, or 1.6%, due to lower sales in our international markets ($119 million), driven by slowing housing market activity in China as well as lower demand in Canada, lower sales unit volume in both of our segments due to the impact of inventory reductions by our distribution channel partners, lower sales demand in the U.S. ~~and Canada~~ and higher sales incentives, as well as unfavorable foreign exchange of approximately $41 million. These factors were partially offset by price increases to help mitigate the impact of cumulative commodity and transportation cost increases in both of our segments and the benefit from the Solar and Aqualisa acquisitions ($50.2 million combined).

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Background and Basis of Presentation

Defined Benefit Plans, page 57

2.

Your disclosures appear to indicate that you immediately recognize in earnings upon remeasurement “changes in the fair value of pension plan assets” that are in excess of the corridor. Please clarify your accounting treatment and disclosures. For example, advise if changes in the value of plan assets different from expected returns receive immediate recognition in earnings if in excess of the corridor.

Response:

We acknowledge the Staff’s comment, and respectfully advise the Staff that the Company immediately recognizes in earnings changes in net actuarial gains or losses in other income, net, to the extent they exceed the corridor. In future Form 10-K filings, the Company will include additional disclosure regarding its valuation of plan assets in a substantially similar form as the following:

Defined Benefit Plans We have a number of pension plans in the United States, covering many of the Company’s employees. In addition, the Company provides postretirement health care and life insurance benefits to certain retirees. Service cost for 2022 relates to benefit accruals for an hourly Union group within the defined benefit plan for our Outdoors & Security segment. All other benefit accruals under our defined benefit pension plans were frozen as of, or prior to, December 31, 2016.

We record amounts relating to these plans based on calculations in accordance with ASC requirements for Compensation – Retirement Benefits, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. Actuarial gains or losses related to these assumptions represent the difference between actual and actuarially assumed experience. We recognize changes in the ~~fair value of pension plan assets and~~ net actuarial gains or losses in other income, net to the extent they exceed ~~in excess of~~ 10 percent of the greater of the fair value of pension plan assets or ~~each plan’s~~ projected benefit obligation for each plan (the “corridor”) in earnings immediately upon remeasurement, which is at least annually in the fourth quarter of each fiscal year. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current economic conditions and trends. The discount rate used to measure obligations is based on a spot-rate yield curve on a plan-by-plan basis that matches projected future benefit payments with the appropriate interest rate applicable to the timing of the projected future benefit payments. The expected rate of return on plan assets is determined based on the nature of the plans’ investments, our current asset allocation and our expectations for long-term rates of return. Compensation increases reflect expected future compensation trends. For postretirement benefits, our health care trend rate assumption is based on historical cost increases and expectations for long-term increases. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the related employees. We believe that the assumptions utilized in recording obligations under our plans, which are presented in Note 15, “Defined Benefit Plans,” are reasonable based on our experience and on advice from our independent actuaries; however, differences in actual experience or changes in the assumptions may materially affect our financial position and results of operations. We will continue to monitor these assumptions as market conditions warrant.

14. Revenue, page 78

3.

Pursuant to ASC 606-10-50-12(a), please revise your revenue recognition policy to specifically define when the customer obtains control over a product and the performance obligation has been satisfied. In your response, provide us with your proposed disclosure revisions.

Response:

We acknowledge the Staff’s comment. In future Form 10-K filings, the Company will include additional disclosure regarding its revenue recognition policy in a substantially similar form as the following:

14. Revenue

Our principal performance obligations are the sale of faucets and accessories, fiberglass and steel entry-door systems and locks, safes, safety, security devices and decking, and kitchen and bath cabinets (collectively, “goods” or “products”). We recognize revenue for the sale of goods based on our assessment of when control transfers to our customers, which generally occurs upon shipment or delivery of the products. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods to our customers. Payment terms on our product sales normally range from 30 to 90 days. Taxes assessed by a governmental authority that we collect are excluded from revenue. The expected costs associated with our contractual warranties will continue to be recognized as expense when the products are sold.

Form 8-K furnished January 23, 2023

Exhibit 99.1, page 4

4.

Your “Diluted EPS before charges/gains” non-GAAP reconciliation begins with the non-GAAP measure and, therefore, presents the non-GAAP measure more prominently than the comparable GAAP measure. We note similar non-GAAP prominence issues with the reconciliations in your Form 8-K furnished February 16, 2023. In future filings, please ensure all non-GAAP reconciliations start with the applicable GAAP measure. Refer to Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(A) of Regulation S-K, and Question 102.10(b) of the Compliance and Disclosure Interpretations (“C&DI’s”) on Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment, and respectfully advise the Staff that, consistent with the presentation in the Company’s Form 8-K furnished on April 26, 2023, non-GAAP reconciliations in the Company’s future filings will start with the applicable GAAP measure.

Form 8-K furnished February 16, 2023

Exhibit 99.1, page 1

5.

We note that your introductory bullets quantify changes in sales inclusive of your disposed MasterBrand Cabinet business. Furthermore, you present “Total Fortune Brand Home & Security inclusive of MasterBrand Cabinets net sales” for the quarterly and annual periods ended December 31, 2022 and 2021. Please note that it is not appropriate to present non-GAAP measures combining the sales of continuing and discontinued operations nor is it appropriate to adjust GAAP sales to include the sales of disposed entities subsequent to disposition, as these represent tailored accounting measures. Accordingly, confirm that you will refrain from presenting such non-GAAP measures in future filings. Refer to Question 100.04 of the C&DI’s on Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment, and confirm that the Company will refrain from presenting such non-GAAP measures in future filings.

6.	We note your presentation of the non-GAAP measure “Operating income (loss) from continuing operations before charges/gains” and have the following comments:

•

We note that the adjustment titled “Restructuring and other (charges)/gains” includes several different items per footnotes (1) and (2) under the reconciliation table. Please revise future filings to include a separate line item within the tabular reconciliation for each material item that makes up this adjustment.

•

Per footnote (2), we note that the adjustment includes “losses from disposing of inventories” and “trade receivables allowances from discontinued product lines.” Considering such costs appear to represent normal and recurring expenses necessary to operate your business, please remove these adjustments from future filings or tell us how you determined these adjustments were in compliance with non-GAAP rules. Refer to Question 100.01 of the C&DI’s on Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment, and confirm that, in the Company’s future filings, its presentation of the adjustment for “Restructuring and other (charges)/gains” will include separate line items for each material item that make up this adjustment.

With respect to the Staff’s comment regarding footnote (2) to this adjustment, we advise the Staff that “losses from disposing of inventories” and “trade receivables allowances from discontinued product lines” are only adjusted for in the Company’s presentation of Operating income before charges/gains to the extent that such items arise out of restructuring initiatives – that is, they do not represent normal, recurring expenses necessary to operate the business. For 2022, those adjustments related to costs associated with plant closures and discontinued product lines, which are not a part of the Company’s ongoing operations. The Company incurs other inventory and trade receivable charges not related to restructuring initiatives that are included in Operating income before charges/gains because we believe they are normal, recurring operating expenses, such as changes to inventory reserves associated with estimated losses from disposing of inventories based on market demand and business changes, and changes to trade receivable allowances based on changes to our customer’s credit risk assessment.

7.

Your non-GAAP presentations under the headers “Reconciliation of Income Statements—GAAP to Before Charges/Gains Information” appear to represent non-GAAP income statements. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Please refer to Question 102.10(a) of the C&DI’s on Non-GAAP Financial Measures. To the extent you wish to present any of the totaled measures in the “Before Charges/Gains (Non-GAAP)” column, present a separate reconciliation for each non-GAAP measure and provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response:

We acknowledge the Staff’s comment, and respectfully advise the Staff that the Company had considered Question 102.10(a) of the C&DI’s on Non-GAAP Financial Measures and believed that the table, which appears under the title “Additional Reconciliations – GAAP to Before Charges/Gains Information” in the Company’s Form 8-K furnished on April 26, 2023, would not be considered a non-GAAP income statement given that it does not present before charges/gains “totals” for most of the line items; instead, it provides information for investors regarding where the charges/gains adjustments impact the income statement. However, after careful consideration of the Staff’s comment, in future filings the Company will no longer present this table.

8.

Your calculation of free cash flow differs from the typical calculation of cash flows from operating activities less capital expenditures. In order to avoid potential confusion, please revise the title to adjusted free cash flow or a similar description. Refer to Question 102.07 of the C&DI’s on Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment, and advise the Staff that in future filings the Company will revise its calculation of free cash flow to represent operating cash flows less capital expenditures.

9.

We note that you present the non-GAAP measure “Operating income (loss) from continuing operations before charges/gains” for each reportable segment, which you do not appear to have reconciled to a GAAP measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Please revise future filings to include the appropriate reconciliations. For example, provide a quantitative reconciliation of your Water Innovation segment’s $614.6 million of GAAP operating income from continuing operations for fiscal year 2022 to the $622.8 million non-GAAP amount.

Response:

We acknowledge the Staff’s comment, and confirm that the Company will include a reconciliation of segment operating income before charges/gains to the corresponding GAAP measure of segment operating income in future filings.

10.

Please revise your presentation on the second page of Exhibit 99.1 regarding “operating margin before charges/gains” by segment to present the most directly comparable GAAP measure with equal or greater prominence. Refer to instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

We acknowledge the Staff’s comment, and confirm that the Company will present the most directly comparable GAAP measure to segment operating margin before charges/gains with equal or greater prominence in future filings.

Form 8-K furnished April 26, 2023

Exhibit 99.1, page 2

11.

We note that you present forecasted guidance under the “Annual Outlook” heading for “EPS before charges/gains,” “EBITDA margins before charges/gains,” and “free cash flow.” Revise to present the most directly comparable GAAP measure with equal or greater prominence pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. In addition, ensure that you reconcile your EBITDA margin ratio to a ratio calculated using the most directly comparable GAAP measure. Provide us with your proposed reconciliation within your response. See Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the C&DI’s on Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment, and respectfully advise the Staff that, after careful consideration, the Company does not believe it can provide a reasonable estimation of expected full-year GAAP EPS or net income without unreasonable efforts, and that to present such information with equal or greater prominence would imply a degree of precision and certainty in those GAAP measures that could be misleading to investors. This is due to the inherent difficulty of forecasting the timing and/or amount of various items that have not yet occurred. For example, charges or gains associated with defined benefit plans and restructuring initiatives, which are excluded from EPS and EBITDA margin before charges/gains, are highly variable and the Company has limited visibility into how those items will impact its full-year results. Indeed, the Company’s historic estimation of the GAAP EPS range did not forecast or make any other assumption about gains or losses associated with its defined benefit plans, even though such gains and losses are regularly incurred.

In the future, when the Company presents forward-looking measures of EPS and EBITDA margin before charges/gains in filings subject to Item 10(e) of Regulation S-K, it will disclose its reliance on the exception provided by Item 10(e)(1)(i)(B) and will identify the information that is unavailable and its probable significance in a location of equal or greater prominence. It will no longer present a reconciliation of its guidance for EPS before charges/gains, given that the Company is unable to make any reasonable estimate of its defined benefit plan gains or losses for purposes of such reconciliation. The Company will continue to reconcile its guidance for free cash flow, and will present its guidance for GAAP cash flow from operations with equal or greater prominence.

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Should you or any member of the Staff have any additional questions or comments regarding our response, please feel free to contact me at 847-484-4400, or, in my absence, Hiranda Donoghue, Executive Vice President, Chief Legal Officer and Corporate Secretary.

Sincerely,

/s/ David V. Barry
David V. Barry
Executive Vice President and Chief Financial Officer

cc:	Hiranda Donoghue

Executive Vice President, Chief Legal Officer and Corporate Secretary